UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note:

On October 19, 2022, Tantech Holdings Ltd (the “Company”) issued a press release announcing that it will hold its 2022 annual meeting of shareholders on December 8, 2022, at 10:00 A.M., local time (9:00 P.M., Eastern Time, on December 7, 2022), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China. Shareholders as of the record date, close of business on November 7, 2022, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before its annual meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that October 31, 2022 should be the deadline for receipt of proposals. Such proposals by mail should be delivered to: Tantech Holdings Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. Attention: Corporate Secretary. Proposals by email should be sent to: ir@tantech.cn.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated October 19, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: October 19, 2022	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer